Exhibit 99.1

ReneSola Power Authorizes $50 million Share Repurchase

Stamford, CT, December 6, 2021 – ReneSola Ltd. (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that its board of directors has authorized the repurchase of up to $50 million of the company's outstanding American Depositary Shares (“ADS”). The authorization is effective immediately and has no expiration. As of this date, the company had approximately 70 million ADS outstanding.

ReneSola Power Chief Executive Officer Yumin Liu said, “This share repurchase authorization demonstrates the confidence of our board and management team in the strength of our business and compelling prospects for growth. We believe the valuation of our shares may represent exceptional value from time to time, and this authorization enables us to make an astute investment in ourselves as market conditions warrant.”

ReneSola Power may purchase ADS from time to time at the discretion of management through open market purchases, privately negotiated transactions, block trades, accelerated or other structured share repurchase programs, or other means. The manner, timing, price, and amount of any transactions will be subject to the discretion of the Company and may be based upon market conditions, regulatory requirements, and alternative opportunities that ReneSola Power may have for the use or investment of its capital.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly, and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Gary Dvorchak, CFA

+1 (323) 240-5796

gary@blueshirtgroup.com